Exhibit 99.49

Consent of Scott Heffernan

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in the Registration Statement on Form 40-F of Equinox Gold Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Scott Heffernan
Scott Heffernan, MSc, P. Geo.

Dated: September 9, 2019